Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

October 15th, 2004

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated May 31st, 2004.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on April 16th, the Executive Committee of Sogecable agreed to acquire a number of its own shares for the purpose of fulfilling the Option System, according to Regulation (EC) 2273/2003 of the European Commission of December 22, 2003.

(ii) July 20th, 2004, the Board of Directors of Sogecable has accepted the resignation of Mr. José María García Alonso as Director of the Executive Committee. The Board has resolved to appoint to Mr. Mariano Pérez Claver as member of the Sogecable Executive Committee.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The First half year Report of 2004.

1/31

Avda. de los Artesanos nº6 - 28760. Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 396 89 05

Sogecable S.A. inscrita en el Registro Mercantil de Madrid. Tomo 9458 de Sociedades. Folio 122. Hoja nº 87787. Inscripción primera. C.I.F. A 79.114.815

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Sogecable

RECEIVED

2004 OCT 25 A 10:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) nº:(82-4981) I. (i)

Madrid, 16 April 2004

REPORT OF SIGNIFICANT INFORMATION

As provided in European Commission Regulation (EC) 2273/2003 of 22 December 2003, it is hereby made public that the Executive Committee of Sogecable, pursuant to the authority conferred upon it on 16 March 2004 by the General Shareholders' Meeting and by the Board of Directors at its meeting of that same day, has resolved to acquire up to a maximum of 320,217 of own shares, representing 0.25% of the share capital, in order to implement the Options System referred to by the sixth resolution approved by the Company in the General Meeting of 16 May 2000, which constitutes a shares "buy-back programme" for the purposes of the aforesaid Regulation and Directive 77/91/EEC.

The maximum equivalent value of the acquisitions will be the closing price of the trading session on the day or days on which the related transactions are made. The acquisitions will be executed in a maximum of six months as from 19 April 2004.

Iñigo Dago
General Secretary

Rule 12g3-2(b) nº:(82-4981) I. (ii)

Madrid, 20 July 2004

REPORT OF SIGNIFICANT INFORMATION

At the meeting held today, the Sogecable Board of Directors has resolved to accept the resignation of Mr. José María García Alonso as Director and member of the Executive Committee, thanking him for the valuable serviced provided to the Company.

The Board also resolved, at the proposal of shareholder Caja Madrid and by virtue of the authority under article 138 of the Spanish Public Limited Companies (Ley del Mercado de Valores), to name Mr. Mariano Pérez Claver as Director to cover the vacancy left by Mr. José María García Alonso's resignation.

The Board has resolved to appoint Mr. Mariano Pérez Claver as member of the Sogecable Executive Committee.

The Board also resolved to modify the Internal Regulations on the Board and the Code of Conduct of Sogecable and its Group of Companies in Securities Exchange Matters.

Iñigo Dago Elorza
General Secretary

SECURITY REFERENCE:

GENERAL

VERSION 3.2.2

INFORMATION CONCERNING:

HALF-YEAR 1 YEAR 2004

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S.A.

Company Registered Office:	TAX nº
AVENIDA DE LOS ARTESANOS, 6. 28760 TRES CANTOS - MADRID	A 79114815

Persons assuming responsibility for this information, responsible for holding and identifying the powers or faculties by which they hold the representation of the company:	Signature:
IÑIGO DAGO ELORZA - General Secretary. Powers of representation according to the public instrument dated 26/02/2001, protocol nr. 655. FERNANDO MARTÍNEZ ALBACETE - Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol nr. 3.475	

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII. Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120		

II) VARIATION IN THE COMPANIES COMPRISED BY THE CONSOLIDATED GROUP (19)

In the seven-month period from 1 January through 30 June 2004 there was no change in the composition of the CONSOLIDATED GROUP, which was comprised by the same companies as belonged to the group at 31 December 2003, as listed in the 2003 Consolidated Annual Accounts.

III) BASIS OF PRESENTATION AND VALUATION STANDARDS

(In preparing the financial accounting data and information to be included in this periodic public information, there must be applied the accounting principles, valuation standards and policies provided in the applicable regulations for preparing the financial accounting information to be included in the annual accounts and interim financial statements for the sector in which the enterprise operates. If, on an exceptional basis, the generally accepted accounting principles and standards required by the applicable regulations have not been applied to the data and information included in this report, such non-application must be indicated and a sufficient explanation given of the reasons for the exception, with an explanation of the influence the non-application could have on the net assets, financial position and results of the company or its consolidated group. In addition, and with a similar scope to the above, any modifications which may have been made with respect to the last audited annual accounts in the accounting policies applied in preparing the information included in this report must be indicated and discussed. If the same accounting principles, standards and criteria have been applied as in the last annual accounts, and if those policies conform to the regulations in force and applicable to the company, such fact should be expressly indicated).In preparing the financial accounting data and information to be included in this periodic public information, there have been applied the accounting principles, valuation standards and policies provided in the applicable regulations for preparing the financial accounting information to be included in the annual accounts and interim financial statements. The accounting principles, standards and policies applied to obtain the financial information for the first half of 2004 are the same as those applied in the audited annual accounts for 2003.As described in the consolidated annual accounts for 2003 and in the financial information for that year filed with the CNMV on 17 February 2004, at the close of the 2003 consolidated annual accounts SOGECABLE reclassified under the consolidated balance sheet heading "Start-up expenses" certain multiyear expenses which had been previously recorded under the "Deferred expenses" and "Accrual accounts" asset headings of the consolidated balance sheet. As a result of that change, in order for the consolidated balance sheets at 30 June 2004 and 2003 to be comparable, the GROUP has made the same reclassification in the consolidated balance sheet at 30 June 2003.

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	6.713	10.723
II. Tied-up non-material assets	0220	91.851	92.262
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	91.851	92.262
III. Tied-up material assets	0230	3.255	5.132
IV. Tied-up financial assets	0240	1.737.441	588.402
V. Own long term shares	0250	65	591
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	**1.839.325**	**697.110**
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS (2)	0280	33.936	
I. Shareholders by required subscription	0290		
II. Stocks	0300	148.065	143.047
III. Debtors	0310	386.700	363.450
IV. Short term financial investments	0320	4	4
V. Own short term shares	0330		
VI. Treasury	0340	768	2.166
VII. Adjustments for periodification	0350	12.504	1.978
D) ASSETS IN CIRCULATION	0360	**548.041**	**510.645**
TOTAL ASSETS (A + B + C + D)	0370	**2.421.302**	**1.207.755**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	252.009	194.048
II. Reserves	0510	597.104	204.906
III. Results prev. Financial years	0520	-424.340	-103.639
IV. Period result	0530	-83.698	-6.814
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	**341.075**	**288.501**
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590	28.883	
C) PROVISIONS FOR RISKS & EXPENSES	0600	18.065	9.478
I. Issue obligations & other negotiable stock	0610		
II. Debts with credit entities	0615	1.120.000	177.138
III. Debts with Group Companies & Associates	0620		
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	371.043	18.990
D) LONG TERM CREDITORS	0640	**1.491.043**	**196.128**
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	64.855	277.790
III. Debts with Group Companie & Associates	0660	197.917	157.175
IV. Commercial creditors	0665	239.802	248.696
V. Other short term debts	0670	28.719	29.702
VI. Adjustments for periodification	0680	10.943	285
E) SHORT TERM CREDITORS (4)	0690	**713.648**	**713.648**
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2.592.714**	**1.207.755**

V. INDIVIDUAL COMPANY RESULTS

Units: Thousand of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	0800	460.120	100,00%	340.110	100,00%
+ Other earnings (6)	0810	12	0,00%		0,00%
+/- Variation all Stocks	0820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	0830	**460.132**	100,00%	**340.110**	100,00%
- Net Purchases	0840	-315.461	-68,56%	-224.785	-66,09%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-101.840	-22,13%	-84.187	-24,75%
= ADJUSTED ADDED VALUE	0870	**42.831**	9,31%	**31.138**	9,16%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-33.105	-7,19%	-29.642	-8,72%
= GROSS OPERATING RESULTS	0900	**9.726**	2,11%	**1.496**	0,44%
- Endowment Real Estate Amort	0910	-8.665	-1,88%	-9.854	-2,90%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation in Circulation (9)	0920		0,00%		0,00%
= NET OPERATING RESULT	0930	**1.061**	0,23%	**-8.358**	-2,46%
+ Financial Earnings	0940	27.928	6,07%	10.919	3,21%
- Financial Overheads	0950	-54.157	-11,77%	-14.283	-4,20%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= RESULTS ORDINARY ACTIVITIES	1020	**-25.168**	-5,47%	**-11.722**	-3,45%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021	519	0,11%		0,00%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	-59.711	-12,98%	9.349	2,75%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-14.985	-3,26%	-9.597	-2,82%
= RESULTS BEFORE TAXES	1040	**-99.345**	-21,59%	**-11.970**	-3,52%
+/- Company Taxes and Others	1042	15.647	3,40%	5.156	1,52%
= RESULT OF FINANCIAL YEAR	1044	**-83.698**	-18,19%	**-6.814**	-2,00%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	163.323	148.386
II. Tied-up Non-material assets	1220	324.741	211.051
II.1. Property rights under financial lease	1221	26.742	11.356
II.2. Other non-material real estate	1222	297.999	199.695
III. Tied-up material assets	1230	276.151	227.791
IV. Tied-up financial assets	1240	1.272.828	468.730
V. Long term holding co. shares	1250	65	591
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	1260	**2.037.108**	**1.056.549**
C) CONSOLIDATED GOODWILL	1270	398	1.127
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	51.971	11.259
I. Shareholders by required subscription	1290		
II. Stocks	1300	159.549	148.638
III. Debtors	1310	388.671	353.604
IV. Short term financial investments	1320	329	154
V. Own short term shares	1330		
VI. Treasury	1340	3.525	6.459
VII. Adjustments for periodification	1350	16.617	10.831
E) ASSETS IN CIRCULATION	1360	**568.691**	**519.686**
TOTAL ASSETS (A + B + C + D + E)	1370	**2.658.168**	**1.588.621**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	252.009	194.048
II. Reserves Holding Co.	1510	172.764	101.268
III. Reserves Consolidated Cos (16)	1520	-5.862	3.066
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-81.952	-7.293
VI. Dividends issued in FY	1550		
A) OWN FUNDS	1560	**336.959**	**291.089**
B) EXTERNAL PARTNERS	1570	26.881	41.490
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	36.112	1.467
E) PROVISIONS FOR RISKS & OVERHEADS	1600	22.740	16.426
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	1.128.335	241.995
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	402.103	18.990
F) LONG TERM CREDITORS	1640	**1.530.438**	**260.985**
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	79.870	524.076
III. Commercial Creditors	1665	540.705	361.287
IV. Other short term debts	1670	66.243	83.596
V. Adjustments for periodification	1680	18.220	8.205
G) SHORT TERM CREDITORS (4)	1690	**705.038**	**977.164**
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**2.658.168**	**1.588.621**

Units: Thousand of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	720.118	100,00%	519.891	100,00%
+ Other earnings (6)	1810	1.216	0,17%	3.396	0,65%
+/- Variation All Stocks	1820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	1830	**721.334**	100,17%	**523.287**	100,65%
- Net Purchases	1840	-415.107	-57,64%	-281.274	-54,10%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-138.245	-19,20%	-125.653	-24,17%
= ADJUSTED ADDED VALUE	1870	**167.982**	23,33%	**116.360**	22,38%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-58.796	-8,16%	-48.063	-9,24%
= GROSS OPERATING RESULTS	1900	**109.186**	15,16%	**68.297**	13,14%
- Endowment Real Estate Amortised	1910	-152.138	-21,13%	-68.051	-13,09%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation in Circulation (9)	1920		0,00%		0,00%
= NET OPERATING RESULT	1930	**-42.952**	-5,96%	**246**	0,05%
+ Finantial Earnings	1940	5.063	0,70%	8.290	1,59%
- Financial Overheads	1950	-58.875	-8,18%	-26.327	-5,06%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-6.131	-0,85%	-18.150	-3,49%
- Amortised Consolidated Goowill	2000	-63	-0,01%	-789	-0,15%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= RESULT ORDINARY ACTIVITIES	2020	**-102.958**	-14,30%	**-36.730**	-7,06%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021	519	0,07%	19.703	3,79%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023	-9.608	-1,33%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	-8.962	-1,24%	11.981	2,30%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**-121.009**	-16,80%	**-5.046**	-0,97%
+/- Tax on Profits	2042	31.045	4,31%	919	0,18%
= CONSOLIDATE RESULT OF Financial Year	2044	**-89.964**	-12,49%	**-4.127**	-0,79%
+/- Results Attributed to External Partners	2050	8.012	1,11%	3.166	0,61%
= RESULT OF FINANCIAL YEAR ATTRIBUTED	2060	**-81.952**	-11,38%	**-961**	-0,18%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL Current FY	INDIVIDUAL Previous FY	CONSOLIDATED Current FY	CONSOLIDATED Previous FY
	2100				
SUBSCRIBERS	2105	217.037	199.099	546.327	392.883
ADVERTISING	2110	28.495	20.488	30.477	22.325
OTHERS	2115	214.588	120.523	143.314	104.683
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	460.120	340.110	720.118	519.891
Domestic Market	2160	460.120	340.110	720.118	519.891
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL Current FY	INDIVIDUAL Previous FY	CONSOLIDATED Current FY	CONSOLIDATED Previous FY
TOTAL PERSONS EMPLOYED	3000	1.083	1.010	1.719	1.464

VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half year with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Euros per share (x,xx)	Amount (thousand of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Shares without voting right	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

Appendix on next page

X. I SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quioted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220		X
4. Increases and reductions in share capital or in the value of the titles	3230		X
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330		X
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends on the period between 1st of January - 30th of June 2004

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE APPENDIX II

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report.

APPENDIX I
BUSINESS EVOLUTION

Sogecable

Consolidated results as of June 30th 2004

2004 First Half Results

July 20th 2004

SUBSCRIBER EVOLUTION

As of June 30th 2004, Sogecable has 2,154,000 subscribers. The evolution and breakdown of the subscriber base is as follows.

	30-Jun-04	30-Jun-03	30-Jun-02	Jun.04 vs Jun.03	Jun.03 vs Jun.02
SOGECABLE	**2,154,084**	**1,775,953**	**1,983,141**	**378,131**	**-207,188**
DIGITAL +	1,638,100	1,140,014	1,255,578	498,086	-115,564
CANAL+ (Analogue)	515,984	635,939	727,563	-119,955	-91,624

NOTE: Subscriber figures for 2003 and 2002 show customers for Canal Satélite Digital, Sogecable's previous digital offering.

Year-on-year subscriber evolution


Thousands of -
Analogue subscribers
Digital subscribers
SOGECABLE subscribers
726
1,256
1,983
636
1,140
1,776
516
1,638
2,154
Jun.02
Jun.03
Jun.04

Subscriber digitalisation update


Digital subscribers
Analogue subscribers
63%
37%
64%
36%
76%
24%
Jun.02
Jun.03
Jun.04

DIGITAL+

DIGITAL+ subscribers have continued to show a preference for more complete program offerings, which fall under premium content. As of June 30th 2004, the evolution and breakdown of the subscribers, in terms of the content they enjoy, are as follows:

	30-Jun-04	30-Jun-03	30-Jun-02	Jun.04 vs Jun.03	Jun.03 vs Jun.02
DIGITAL+	**1,638,100**	**1,140,014**	**1,255,578**	**498,086**	**-115,564**
Premium subscribers	**1,426,144**	**1,099,671**	**1,161,430**	**326,473**	**-61,759**
Basic subscribers	**211,956**	**40,343**	**94,148**	**171,613**	**-53,805**

NOTE: Subscriber figures for 2003 and 2002 show customers for Canal Satélite Digital, Sogecable's previous digital offering.

Of the new subscribers who have joined **DIGITAL+** since July 21st 2003, some 54% enjoy the content of the three **"DIGITAL+"** range services, whilst 30% have chosen some of the options of ***"CANAL+"*** range and 16% have signed up initially for the **"Basic"** range offering.

No matter what their initial selections may be, subscribers can quickly and easily add additional content of their choosing and change their original subscription terms at that point.

Also, in the second quarter of 2004 Sogecable made considerable progress in moving old subscribers to the new **DIGITAL+** offering. This process has been taking place since October 2003 and has especially affected the old subscribers of Vía Digital because of the differences between **DIGITAL+** and its previous offering.

This process, which will be completed during the third quarter of 2004, has resulted in a jump in subscription cancellations, amounting to a net loss of approximately 94,000 subscribers during this quarter, mostly those customers whose contracts had a price that was less than that of the current **"Basic"** package.

These cancellations have not affected turnover significantly, as they mainly came from the ARPU subscriber tier far below the average revenue level. On the other hand, this process has helped the overall monthly fee to rise.

Due to commercial evolution and subscribers gradually joining more complete offerings, the average monthly fee revenue continued to rise during the second quarter of 2004. The evolution of the average revenue for pay-per-view services was determined in this quarter by the end of the Spanish football season last May 23rd 2004.

Average monthly revenue for the second quarter of 2004 was 47.4 euros per month. Average monthly revenue obtained from subscriptions for the second quarter of 2004 reached 43.0 euros per month, representing the ongoing incorporation of subscribers into premium content offerings.

2Q04 vs 2Q03 ARPU comparison (€ / month)


€ 47.5
€ 47.4
5.2
42.3
4.4
43.0
2Q03
2Q04
Canal Satélite Digital (Subscription)
DIGITAL+ (Subscription)
PPV services

This total represents a growth during the quarter of 0.9 euros per month per subscriber with regard to the 42.1 euros of average revenue obtained in monthly subscription fees during the first quarter of 2004.

During the third quarter of 2003, when customers subscribed to the Vía Digital offerings were added, the accumulated growth of average subscription revenue is 21.1%.

In this sense, monthly average income from subscriptions has continued to grow through the second quarter, reaching 44.0 euros per month in the month of June 2004.

Digital ARPU quarterly evolution (€ / month)


€ 37.7
€ 43.5
€ 50.7
€ 47.4
2.2
5.5
8.6
4.4
35.5
38.0
42.1
43.0
3Q03
4Q03
1Q04
2Q04
DIGITAL+ (Suscription)
PPV services

With the end of the Spanish football season, monthly average income from pay-per-view services in the second quarter of 2004 was 4.4 euros per subscriber.

In the first quarter of 2004, the pay-per-view average revenue reached 8.6 euros per month, benefiting from continuous broadcasting of Spanish Football League matches and domestic Cup tournament football games. The next season for the Spanish Football League is scheduled to kick off on August 29th 2004.

In order to help this growth, it is important to point out that, in addition to the main subscription services, subscribers can add different "à la carte" options to complete their choices. During this half, it has been outstanding the enthusiastic welcome to the Playboy Channel, a newly launched option only available upon request.

These extra options, available from 4.69 euros a month, have been selected by approximately 300,000 customers, representing 18.2% of the subscriber base as of June 30th 2004.

New subscription choices

DIGITAL+ is already setting its new commercial campaign to be launched next August. For this reason, the existing offer will be enhanced with two new packages in addition to the eight ones currently available.

The new offers to be launched bring a selection of already existing contents, including access to ***CANAL+*** channel -as it is distributed in the analogue service- but together with its two multiplexed versions, as well as news channels, Spain's regional stations, two Disney channels, interactive services and platform services including pay-per-view availability.

By launching these new choices, **DIGITAL+** is to offer extra possibilities to join the platform, allowing subscribers to access premium contents of the ***CANAL+*** channel together with a reduced selection of thematic channels –currently included in the **"Basic"** service- at a similar price than the **"Basic"** monthly fee. From now onwards, exclusive contents of **DIGITAL+** will be available at 30 euros a month, less than one euro a day.

The main difference between the two new offers is the number and type of **"Basic"** thematic channels added to the three ***CANAL+*** services. Subscription prices are similar to the ones currently available for the **"Basic"** and **"*CANAL+* Total"** choices.

Apart from these two new subscription choices, the already existing offers add additional film and sport contents, without any price increase.

DIGITAL+ subscribers will enriches subscription choices available. The full range of **DIGITAL+** services from the month of August onwards will be as follows,


DIGITAL+ TOTAL
49,80 €
DIGITAL+ CINE
44,50 €
DIGITAL+ DEPORTE
44,50 €
DIGITAL+ FAMILIAR
37,50 €
CANAL+ TOTAL
37,50 €
CANAL+ CINE
35,50 €
CANAL+ DEPORTE
35,50 €
CANAL+ FAMILIAR
21,98 €
BÁSICO CINE
31,22 €
BÁSICO
22,00 €
MÚSICA
PLAYIN' TV
BARÇA TV
INFOBOLSA
REAL MADRID TV
CAZA Y PESCA
D-CINE
PLAYBOY TV

NOTE: Retail prices shown, including 16% VAT. Additionally, all subscribers are charged a monthly fee of 7.99 euros (VAT included) for the rental of the set-top box.

CANAL+

Since the launch of **DIGITAL+** in July 21st 2003, ***CANAL+*** has become more and more important in Spanish pay TV, standing out as the main engine of its growth thanks to continually providing the best quality content in the Spanish market for its subscribers.

The ***CANAL+*** content, distributed exclusively through **DIGITAL+** and Sogecable's analogue service, has been topped off in the digital version by six new channels, which has encouraged subscribers already enjoying the analogue version of ***CANAL+*** to migrate to the digital service.

Furthermore, acceptance of this content by new subscribers of **DIGITAL+,** most of whom have chosen the exclusive content of ***CANAL+*** 's offerings, has resulted in a customer base of 1,942,000 subscribers for ***CANAL+*** as of June 30th 2004, 516,000 for its analogue service and 1,426,000 for its digital version.

	30-Jun-04	30-Jun-03	30-Jun-02	Jun.04 vs Jun.03	Jun.03 vs Jun.02
TOTAL CANAL+	**1,942,128**	**1,735,610**	**1,888,993**	**206,518**	**-153,383**
Canal+ Digital	1,426,144	1,099,671	1,161,430	326,473	-61,759
Canal+ Analogue	515,984	635,939	727,563	-119,955	-91,624

APPENDIX II
REPORTS OF SIGNIFICANT EVENTS

POINT 6. Event reported on 12 February 2004

Sogecable, S.A. reported that at the Audit and Compliance Committee meeting, Mr. Gregorio Marañón de Lis tendered his resignation as its Chairman, and Mr. Jaime Terceiro Lomba was appointed as new Chairman. Consequently, the Audit and Compliance Committee is henceforth composed of Mr. Jaime Terceiro Lomba as Chairman and Mr. Gregorio Marañón de Lis, Mr. Luis Diaz and Groupe Canal+, represented by Mr. Eric Prado, as committee members.

POINT 6. Event reported on 17 February 2004

The Board of Directors of Sogecable, S.A. appointed Mr. Jaime Terceiro Lomba, independent director of the company and Chairman of the Audit and Compliance Committee, to sit on the Executive Committee of the Company.

POINTS 6 and 7. Event reported on 16 March 2004

Sogecable, S.A. reported that its shareholders met in General Meeting and approved all of the resolutions brought before them. A copy of all resolutions adopted at the General Meeting was submitted with the report.

At its meeting following the General Meeting, the Board of Directors resolved to accept the resignation, as Director, of the Chairman of the Board and of the Executive Committee of the Company, Mr. Jesús de Polanco Gutiérrez, and to name Mr. Rodolfo Martín Villa to the office of Chairman of the Board and of the Executive Committee.

The Board of Directors of Sogecable, S.A. likewise resolved to name Mr. Borja García-Nieto Portabella to a directorship in the Company to cover the vacancy left by Mr. Jesús de Polanco Gutiérrez's resignation. Mr. García-Nieto is an independent director.

In addition, the Board of Directors resolved to re-elect the following directors as members of the Sogecable Executive Committee: Mr. Juan Arenas Uría, Mr. Luis Blasco Blosqued, Mr. Juan Luis Cebrián Echarri, Mr. Jean-François Dubos, Mr. José María García Alonso and Mr. Leopoldo Rodés Castañé.

At the same meeting, the Board of Directors named Vivendi Universal as director and member of the Audit and Compliance Committee to cover the vacancy left by the resignation of Groupe Canal+, and to re-elect the following directors as members of the Audit and Compliance Committee: Mr. Luis Lada Diaz and Mr. Gregorio Marañón Bertrán de Lis.

Also, the following directors were re-elected as members of the Appointments and Remuneration Committee: Mr. Luis Abril Pérez, Mr. Juan Luis Cebrián Echarri, Mr. Jean-François Dubos and Mr. Leopoldo Rodés Castañé.

POINT 14. Event reported on 17 February 2004

The Board of Directors of SOGECABLE, S.A. resolved to call the annual General Shareholders' Meeting. The agenda for the General Meeting was submitted with the report.

POINT 14. Event reported on 17 February 2004

The Board of Directors of Sogecable, S.A. approved the Annual Corporate Governance Report for 2003 provided for by article 116 of the Spanish Securities Market Act (Ley del Mercado de Valores). The said Report was submitted with the report of significant event.

POINT 14. Event reported on 26 February 2004

Sogecable, S.A. reported that its annual General Shareholders' Meeting has been called for days 15 and 16 of March 2004, noting that the meeting will foreseeably be held at second call.

POINT 14. Event reported on 16 March 2004

Sogecable, S.A. submitted a copy of the talks given at the General Shareholders' Meeting by the Chairman and by the Chief Executive Officer.

POINT 14. Event reported on 16 April 2004

Sogecable, S.A. reported that the Company's Executive Committee had resolved to acquire up to a maximum of 320,217 of own shares, representing 0.25% of the share capital, in order to implement the Options System referred to by the sixth resolution approved by the Company in the General Meeting of 16 May 2000, which constitutes a shares "buy-back programme" for the purposes of European Commission Regulation (EC) 2273/2003 and Directive 77/91/EEC. The maximum equivalent value of the acquisitions will be the closing price of the trading session on the day or days on which the related transactions are made. The acquisitions will be executed in a maximum of six months as from 19 April 2004.

Sogecable

Financial consolidated results

as of June 30th 2004

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2004 & 2003 (April-June)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**341.3**	**252.7**	**88.6**	**35.1%**
Net Turnover	340.7	250.9	89.8	35.8%
Subscribers	*258.8*	*193.3*	*65.5*	*33.9%*
Advertising	*17.0*	*12.2*	*4.8*	*39.7%*
Other	*64.9*	*45.5*	*19.4*	*42.8%*
Other operating revenues	0.6	1.8	-1.2	-65.4%
OPERATING EXPENSES	**266.0**	**214.0**	**52.0**	**24.3%**
Purchases	173.1	132.7	40.4	30.5%
Personnel expenses	27.4	22.5	4.9	21.7%
Other operating expenses	65.5	58.8	6.6	11.3%
EBITDA	**75.3**	**38.7**	**36.6**	**94.6%**
Depreciation and amortisation	73.6	32.1	41.5	129.0%
OPERATING INCOME/LOSS (EBIT)	**1.7**	**6.6**	**-4.8**	**-73.7%**
Financial results	-27.1	-6.2	-20.9	n.a.
Share in results of companies carried by the equity method	-2.8	-10.8	8.0	-74.2%
Amortisation of goodwill	0.0	-0.4	0.4	-91.9%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-28.1**	**-10.8**	**-17.4**	**161.5%**
Extraordinary results	-11.1	33.0	-44.1	-133.6%
Restructuring expenses	-15.5		-15.5	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-54.7**	**22.2**	**-76.9**	**n.a.**
Corporate income tax	-15.8	9.4	-25.2	n.a.
CONSOLIDATED INCOME/LOSS	**-38.9**	**12.8**	**-51.7**	**n.a.**
Income/Loss attributed to minority interests	-4.7	3.0	-7.6	n.a.
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-34.2**	**9.9**	**-44.1**	**n.a.**

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2004 & 2003 (January-June)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**721.3**	**523.3**	**198.0**	**37.8%**
Net Turnover	720.1	519.9	200.2	38.5%
Subscribers	*546.3*	*392.9*	*153.4*	*39.1%*
Advertising	*30.5*	*22.3*	*8.2*	*36.5%*
Other	*143.3*	*104.7*	*38.6*	*36.9%*
Other operating revenues	1.2	3.4	-2.2	-64.2%
OPERATING EXPENSES	**581.9**	**455.0**	**126.9**	**27.9%**
Purchases	384.9	281.3	103.6	36.8%
Personnel expenses	58.8	48.1	10.7	22.3%
Other operating expenses	138.2	125.7	12.6	10.0%
EBITDA	**139.4**	**68.3**	**71.1**	**104.1%**
Depreciation and amortisation	152.1	68.1	84.1	123.6%
OPERATING INCOME/LOSS (EBIT)	**-12.7**	**0.2**	**-13.0**	**n.a.**
Financial results	-53.8	-18.0	-35.8	198.3%
Share in results of companies carried by the equity method	-6.1	-18.2	12.0	-66.2%
Amortisation of goodwill	-0.1	-0.8	0.7	-92.0%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-72.7**	**-36.7**	**-36.0**	**98.0%**
Extraordinary results	-15.8	31.7	-47.5	-149.9%
Restructuring expenses	-32.5		-32.5	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-121.0**	**-5.0**	**-116.0**	**n.a.**
Corporate income tax	-31.0	-0.9	-30.1	n.a.
CONSOLIDATED INCOME/LOSS	**-90.0**	**-4.1**	**-85.8**	**n.a.**
Income/Loss attributed to minority interests	-8.0	3.2	-11.2	n.a.
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-82.0**	**-7.3**	**-74.7**	**n.a.**

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	June 30th 2004	June 30th 2003
Start-up expenses	163,323	148,386
Intangible assets	324,741	211,051
Tangible fixed assets	276,151	227,791
Long-term financial investments	1,272,828	468,730
Shares of the controlling company	65	591
FIXED AND OTHER NONCURRENT ASSETS	**2,037,108**	**1,056,549**
GOODWILL IN CONSOLIDATION	**398**	**1,127**
DEFERRED CHARGES	**51,971**	**11,259**
Inventories	159,549	148,638
Accounts receivable	388,671	353,604
Cash and short-term financial investments	3,854	6,613
Accrual accounts	16,617	10,831
CURRENT ASSETS	**568,691**	**519,686**
TOTAL ASSETS	**2,658,168**	**1,588,621**

SHAREHOLDERS' EQUITY AND LIABILITIES	June 30th 2004	June 30th 2003
Capital stock	252,009	194,048
Additional paid-in capital and other reserves	172,764	101,268
Reserves at consolidated companies	-5,862	3,066
Income / Loss for the year	-81,952	-7,293
SHAREHOLDERS' EQUITY	**336,959**	**291,089**
MINORITY INTERESTS	**26,881**	**41,490**
Shareholders loan	165,962	0
Subordinated debt	190,083	0
DEFERRED REVENUES	**36,112**	**1,467**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**22,740**	**16,426**
Long-term payables to financial entities	1,128,335	241,995
Other long-term accounts payable	46,058	18,990
LONG-TERM DEBT	**1,174,393**	**260,985**
Short-term payables to financial entities	79,870	524,076
Trade accounts payable	540,705	361,287
Other non-trade debts	66,243	83,596
Accrual accounts	18,220	8,205
CURRENT LIABILITIES	**705,038**	**977,164**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,658,168**	**1,588,621**

(Thousands of euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	April - June 2004
Net income (loss)	**(34.2)**
Adjustments to income (loss)-	
Depreciation and amortisation	73.6
Amortisation of goodwill	0.0
Deferred charges and deferred revenues transferred to income statements	(0.1)
Share in results of companies carried by the equity method	2.8
Changes in provisions and other extraordinary results	5.9
Income (loss) attributed to minority interests	(4.7)
Corporate income tax	(15.8)
Funds obtained	**27.5**
Changes in operating assets and liabilities (excluding financial items)	**(18.8)**
Cash provided by operations	**8.7**
Investments	(22.2)
Sales and retirements of fixed assets	11.7
Cash from (used in) investing activities	**(10.5)**
Capital increases	-
Increase (decrease) in long-term debt (excluding financial debts)	7.2
Cash from (used in) financing activities (excluding bank facilities)	**7.2**
Increase (decrease) of long-term bank facilities	(1.1)
Increase (decrease) of short-term bank facilities	(5.5)
Changes in cash and short-term financial investments	1.2
Cash from (used in) bank facilities	**(5.4)**
Funds obtained from (used in) financing activities	**1.8**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - June 2004
Net income (loss)	**(82.0)**
Adjustments to income (loss)-	
Depreciation and amortisation	152.1
Amortisation of goodwill	0.1
Deferred charges and deferred revenues transferred to income statements	(0.7)
Share in results of companies carried by the equity method	6.1
Changes in provisions and other extraordinary results	10.6
Income (loss) attributed to minority interests	(8.0)
Corporate income tax	(31.0)
Funds obtained	**47.2**
Changes in operating assets and liabilities (excluding financial items)	**(100.2)**
Cash provided by operations	**(53.0)**
Investments	(41.4)
Sales and retirements of fixed assets	15.0
Cash from (used in) investing activities	**(26.3)**
Capital increases	-
Increase (decrease) in long-term debt (excluding financial debts)	7.3
Cash from (used in) financing activities (excluding bank facilities)	**7.3**
Increase (decrease) of long-term bank facilities	17.8
Increase (decrease) of short-term bank facilities	52.0
Changes in cash and short-term financial investments	2.3
Cash from (used in) bank facilities	**72.0**
Funds obtained from (used in) financing activities	**79.3**

(Million euros)

FINANCIAL EVOLUTION

As of June 30th 2004, Sogecable's Net Turnover reached 720.1 million euros, up 38.5% in comparison to 519.9 million euros reported for the first half of 2003.

First Half Net Turnover evolution


Million euros
+38.5%
+5.1%
494.6
519.9
720.1
1H 2002
1H 2003
1H 2004

In the second quarter of 2004, Net Turnover reached 340.7 million euros, representing 35.8% growth over 250.9 million euros in turnover for the same period in the previous fiscal year.

Second Quarter Net Turnover evolution


Million euros
+35.8%
+3.8%
241.7
250.9
340.7
2Q 2002
2Q 2003
2Q 2004

Both Net Turnover reported for the second quarter of 2004 and cumulative data as of June 30th 2004, include revenues reported for the period by Vía Digital and Audiovisual Sport, companies added to the Sogecable Group in the third quarter of 2003.

Additionally, in comparing total income for the second quarter of 2004 to the same period for 2003 and the first quarter of 2004, one notes the end of the Spanish Football League Championship on May 23rd 2004, one month prior to the last fiscal year.

For this reason, no revenues related to the sale of Spanish football matches on pay per view has been reported, nor has Audiovisual Sport reported any income for the sale of rights to other operators. This is the main reason why there is a difference between the Net Turnover for the first quarter of 2004 and the Net Turnover for the second quarter.

The amounts achieved by Sogecable in the first half of 2004 represent increases in revenues for all the main categories which make up its Net Turnover. In its three main activities, Sogecable has reported growth exceeding 30% with regard to totals reported for the same period in 2003.

1H04 / 1H03 Net Turnover breakdown



Million euros
39.1%
546.3
392.9
36.9%
143.3
104.7
36.5%
22.3
30.5
Other revenues
Advertising
Subscribers
1H 2003
1H 2004

Subscription revenues

Subscriber revenues are the main activity for the Group and stand as 75.9% of Net Turnover for the first half of 2004. Sogecable has reported its largest revenue growth in this main activity.

For the second quarter of 2004, subscriber revenues reached 258.8 million euros, in comparison to 193.3 million euros reported for the second quarter of 2003, representing a growth of 33.9%.

Second quarter Subscriber Revenue comparison


Million euros
+33.9%
+0.6%
192.0
193.3
258.8
2Q 2002
2Q 2003
2Q 2004

Subscription revenues reached 546.3 million euros during the first six months of 2004, in comparison to 392.9 million euros for the same period in 2003, 39.1% more than in the first half of the previous fiscal year.

Advertising revenues

As of June 30th 2004, advertising revenues amounted to 30.5 million euros, increasing by 36.5% in comparison to 22.3 million euros during the same period in 2003. With this figure, as of June 30th 2004, Sogecable has already obtained advertising revenues similar to those accumulated during the first nine months of 2003.

During the second quarter, growth reached 39.7%, with advertising revenues for the period amounting to 17.0 million euros in comparison to 12.2 million euros obtained during the same quarter in 2003.

As of June 30th 2004, regarding Net Turnover, advertising revenues represent 4.2% of total revenues for the Sogecable Group.

Other revenues

In the first half of 2004, "Other revenues" for Sogecable reached 143.3 million euros, up 36.9% in comparison to revenues achieved during the same period in 2003.

Larger changes in revenues reported for the same period of the previous fiscal year are related to the addition of Audiovisual Sport and a decrease in revenue related to film production and distribution activities.

The addition of Audiovisual Sport represents the main source of revenue growth for the half in comparison with revenues as of June 30th 2003. Sales of Spanish Football League rights to third party operators represented revenues of 89.4 million euros as of June 30th 2004, with activity during the second quarter affected by the end of the Spanish football season.

Additionally, revenues related to film production and distribution amounted to 13.0 million euros for the first six months of 2004. The difference in comparison to 40.9 million euros accumulated as of June 30th 2003 – which includes the positive impact of the first-quarter première of "La Gran Aventura de Mortadelo y Filemón" – is due to the concentration of the main premières for 2004 in the second half of the fiscal year. Sogecable will release "Mar Adentro," the latest production of Alejandro Amenábar, director of "The Others" on September 3rd 2004.

Operating expenses

Operating expenses for the first half of 2004 amounted to 581.9 million euros, in comparison to 455.0 million euros for the first six months of the previous fiscal year.

The difference in operating expenses accumulated as of June 30th in comparison to the previous fiscal year -basically due to the addition of Vía Digital and Audiovisual Sport to the Sogecable Group during the third quarter of 2003- amounts to 126.9 million euros, in comparison to operating revenues increasing by 198.0 million euros for the same period.

Purchases

Purchases amounted to 173.1 million euros for the second quarter of 2004. In comparison to the same quarter in 2003, when 132.7 million euros were reported for the same category, purchases increased by 40.4 million euros.

As of June 30th 2004, purchases accumulated for the first six months totalled 384.9 million euros in comparison to 281.3 million euros at the end of the first half of 2003.

Principal year-on-year growth corresponds to League and Cup Spanish Football Championship rights bought by Audiovisual Sport. For the first six months of 2004, Sogecable includes expenses of 168.8 million euros in this category, in comparison to 77.3 million euros reported for the same period in 2003, representing a variation of 91.5 million euros.

Additionally, as a continuation of the effects shown in the first quarter of 2004, and thanks to the content restructuring process, expenses for other content have remained stable for the second quarter of 2004.

Therefore, there has been a significant decrease in costs per subscriber in comparison to those incurred during the same period in the previous fiscal year, since purchases reported for the first half of 2003 did not include the effects of Vía Digital customers who were added later.

This evolution in programming expenses has caused programming costs to reach 53.4% of total revenues as of June 30th 2004, a decrease in comparison to the 53.8% it presented for the first six months of 2003, prior to the addition of Vía Digital and Audiovisual Sport to the Sogecable Group.

Personnel Expenses

Personnel expenses reached 27.4 million euros in the second quarter of 2004, in comparison to 22.5 million euros for the same period in 2003.

As of June 30th 2004, cumulative personnel expenses reached 58.8 million euros, in comparison to 48.1 million euros at the same date for the previous fiscal year.

The average number of employees was 1,719 for the first half of 2004, in comparison to 1,464 employees for the same period in 2003, due to the addition of the Audiovisual Sport and Vía Digital operations during the third quarter of 2003.

Other Operating Expenses

At the end of the first half of 2004, Other Operating Expenses reached 138.2 million euros, compared to 125.7 million euros incurred for the first six months of the previous fiscal year.

In the second quarter of 2004, Other Operating Expenses reached 65.5 million euros, a decrease of 10% in comparison to the costs reported for the previous quarter for the same category.

For the first half of 2004, and in comparison with the same period in 2003, an amount of 10.2 million euros is the main increase in Other Operating Expenses, including a 6.6 million euros provision registered in order to offset any possible bad debt from subscribers who have decided to cancel their **DIGITAL+** subscription, as well as a 3.6 million euro increase in costs associated with set-top boxes logistic and collection services.

With regard to costs incurred for the first two quarters of 2003, no significant changes came from the most significant recurring operating activities of management, broadcasting, subscriber acquisition or general expenses, despite a substantial number of new subscribers has been added.

Operating results

In the second quarter of 2004, EBITDA reached 75.3 million euros, up 36.6 million euros in comparison to 38.7 million euros achieved in the first six months of 2003, representing a year-on-year increase of 94.6%.

EBITDA in the period reached record levels obtained by Sogecable in a quarter since the company went public in July 1999.

In comparison to EBITDA of 64.1 million euros reached during the previous quarter, the second quarter of 2004 EBITDA means an increase of 17.5%, up by 11.2 million euros.

For the fourth quarter of 2003, EBITDA was 57.6 million euros, continuing the growth since the addition of Vía Digital and Audiovisual Sport during the third quarter of 2003.

As of June 30th 2004, EBITDA reached 139.4 million euros, in comparison to 68.3 million euros at the end of the same period in 2003. The EBITDA/Revenues margin for the first six months of 2004 was 19.3%.

Year-on-year Second Quarter EBITDA progression

Million euros



25.3
38.7
75.3
2Q 2002
2Q 2003
2Q 2004

Six-month EBITDA evolution & increase rates


Million euros
170.8
141.0
102.5
93.2
+104.1%
139.4
+42.8%
68.3
47.8
2002
2003
2004
First Half
Second Half

As of June 30th 2004, depreciation and amortisation charges amounted to 152.1 million euros, compared to 68.1 million euros reported for the first six months of 2003.

The largest increases are due to the inclusion of depreciation and amortisation from Vía Digital and Audiovisual Sport, added to the Sogecable Group during the third quarter of 2003.

Depreciation and amortisation charges from Audiovisual Sport are basically tied to start-up payments for the acquisition of audiovisual rights when the company was launched. These charges will be completely transferred to Sogecable's income statements by June 2006. As of June 30th 2004, total depreciation and amortisation reported for Audiovisual Sport for the first six months of the fiscal year reached 30.7 million euros.

As of June 30th 2004, cumulative depreciation and amortisation reported by Vía Digital for the first six months of the fiscal year amounted to 46.0 million euros.

Additionally, and in relation to the adaptation process of subscribers to the new offer, extraordinary write-off charges of 17.8 million euros have been registered in the first six months of 2004 in order to amortise capitalised acquisition costs incurred when subscribers who have cancelled their subscription in 2004 were recruited.

Therefore, Sogecable has reached a positive EBIT of 1.7 million euros for the second quarter of 2004.

Results of companies carried by the equity method

In the first half of 2004 the 'Share in Results of Companies Carried by the Equity Method' line showed a loss of 6.1 million euros, a decrease of 66.2% in comparison to a loss of 18.2 million euros for the same category reported as of June 30th 2003.

The major change from the period of comparison corresponds to results for Audiovisual Sport, which is being fully consolidated in Sogecable's accounts since June 30th 2003.

Extraordinary results

In addition to restructuring costs, Sogecable reported extraordinary losses of 15.8 million euros for the first six months of 2004.

The main category under this heading corresponds to the 9.4 million euro provision reflecting a decrease in book value of set-top boxes mainly related to non-return of them by certain subscribers after cancelling their subscriptions.

In the second quarter of 2003, Sogecable reported positive extraordinary results of 33.0 million euros, mainly associated with the gains of the compensation of 26.4 million euros sentenced by the Spanish High Court against the Spanish cabinet for unfair ruling in 1997.

Restructuring costs

As a continuation of the restructuring process begun with the addition of Vía Digital, Sogecable has been moving ahead during this quarter with reorganizing and re-sizing its activities.

During this quarter, restructuring costs of 15.5 million euros were reported, with a total of 298.8 million euros from the start of this process in the third quarter of 2003.

The breakdown for the main restructuring costs is as follows:

Costs (Million euros)	2003	1H 04	Total
Programming	221.2	32.5	253.7
Other operating expenses	45.1	0.0	45.1
Total restructuring costs	**266.3**	**32.5**	**298.8**

Restructuring costs for program contracts basically correspond to cancellation of services from providers of themed channels and programming agreements.

Additionally, during the second half of 2003, Sogecable incurred a total of 45.1 million euros in restructuring costs related primarily to technical services and broadcasting, rentals, and severance pays for employees who joined redundancy plans to terminate working relations.

Results

As of June 30th 2004, the Net Result Attributed to the Controlling Company showed a loss of 82.0 million euros, in comparison to losses of 7.3 million euros for the first half of 2003.

Financing

As of June 30th 2004, Sogecable's net bank debt withdrawn, including the interest outstanding to date, reached 1,204.4 million euros.

As of March 31st 2004, Sogecable's net bank debt withdrawn was 1,209.7 million euros, showing a decrease of 5.3 million euros for the quarter.

Sogecable's current available net bank financing totals approximately 1,.400 million euros, of which 1,350 million euros correspond to the syndicated loan signed in August 2003.

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